KOTA Longboards, LLC
A Colorado Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

KOTA Longboards, LLC

TABLE OF CONTENTS

To the Members of
KOTA Longboards, LLC
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of KOTA Longboards, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 24, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KOTA LONGBOARDS, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,014	$ 26,011
Inventory	32,362	29,818
Other current assets	1,525	828
Total Current Assets	34,901	56,657
Non-Current Assets:		
Property and equipment, net	26,477	36,332
Deposits	16,850	13,000
Total Non-Current Assets	43,327	49,332
TOTAL ASSETS	$ 78,228	$ 105,989
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 73,978	$ 62,743
Accrued expenses	3,579	4,296
Deferred revenues	4,000	-
Other liabilities	500	-
Lease payable	-	3,760
Short-term note payable	7,167	6,500
Notes payable - related party, current portion	10,749	10,303
Loans payable, current portion	8,754	6,792
Total Current Liabilities	108,727	94,394
Long-Term Liabilities:		
Notes payable - related party, net of current portion	1,909	13,508
Loans payable, net of current portion	66,449	15,589
Total Long-Term Liabilities	68,358	29,097
Total Liabilities	177,085	123,491
Members' Equity (Deficit):	(98,857)	(17,502)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 78,228	$ 105,989

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 196,809	$ 178,133
Costs of goods sold	(239,214)	(239,012)
Gross profit/(loss)	(42,405)	(60,879)
Operating Expenses:		
General & administrative	184,144	202,201
Sales & marketing	53,001	60,408
Total Operating Expenses	237,145	262,609
Loss from operations	(279,550)	(323,488)
Other Income/(Expense):		
Other income (sublease)	4,681	-
Interest expense	(14,265)	(11,828)
Interest income	1	17
Total Other Income/(Expense)	(9,583)	(11,811)
Provision for income taxes	-	-
Net Loss	$ (289,133)	$ (335,299)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
(UNAUDITED)
For the years ended December 31, 2017 and 2016

	Members' Equity (Deficit)
Balance at January 1, 2016	$ 157,797
Capital contributions	160,000
Net loss	(335,299)
Balance at December 31, 2016	$ (17,502)
Capital contributions	$ 207,778
Net loss	(289,133)
Balance at December 31, 2017	$ (98,857)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KOTA LONGBOARDS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (289,133)	$ (335,299)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	9,855	10,773
Changes in operating assets and liabilities:		
(Increase)/Decrease in other current assets	(697)	869
(Increase)/Decrease in inventory	(2,544)	6,572
(Increase)/Decrease in deposits	(3,850)	(6,750)
Increase/(Decrease) in accounts payable	11,235	41,617
Increase/(Decrease) in accrued expenses	(716)	1,612
Increase/(Decrease) in other liabilities	500	-
Increase/(Decrease) in deferred revenues	4,000	-
Net Cash Used In Operating Activities	(271,350)	(280,606)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	58,832	22,381
Principal payments on loans payable	(6,011)	-
Repayments on note payable - related party	(11,153)	(9,878)
Principal payments on lease payable	(3,760)	(5,171)
Proceeds from short-term loan	667	6,500
Capital contributions	207,778	160,000
Net Cash Provided By Financing Activities	246,353	173,832
Net Change In Cash	(24,997)	(106,774)
Cash at Beginning of Period	26,011	132,785
Cash at End of Period	$ 1,014	$ 26,011
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 14,265	$ 11,828
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

KOTA Longboards, LLC (the "Company"), is a limited liability company organized May 17, 2012 under the laws of Colorado. The Company manufactures and sells premium longboard skateboards and apparel.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations. Inventory balances as of December 31, 2017 and 2016 are as follows:

	2017	2016
Raw materials	$ 22,726	$ 14,550
Work-in-progress	4,210	6,040
Finished goods	5,426	9,228
Total inventory	$ 32,362	$ 29,818

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (currently 3-7 years).

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2017 and 2016, no property and equipment or intangible assets have been impaired.

As of December 31, 2017 and 2016, property and equipment consisted of the following:

	2017	2016
Leasehold improvements	$ 13,213	$ 13,214
Equipment	40,434	40,434
Software	5,463	5,463
Office equipment	4,660	4,660
Total property and equipment	63,770	63,771
Less: Accumulated depreciation	(37,293)	(27,439)
Property and equipment, net	$ 26,477	$ 36,332

Depreciation expense totaled $9,855 and $10,773 for the years ended December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes merchant fees in costs of goods sold. The Company records cash received in advance of revenue recognition as deferred revenue.

Costs of Goods Sold

Costs of goods sold includes material costs, labor, merchant fees, insurance, rent, utilities and depreciation on equipment.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $289,133 and $335,299 and negative cash flows from operations of $271,350 and $280,606 for the years ended December 31, 2017 and 2016, both respectively, has not generated profits since inception, has negative gross margins on its product sales, has current liabilities exceeding current assets by $73,826 as of December 31, 2017, and the Company has severe liquidity issues with just $1,014 of cash as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of

recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS PAYABLE

Capital Lease

In 2014, the Company financed an equipment purchase under a capital lease arrangement for $15,000, with imputed interest of 10.7%. The lease required monthly payments of $489 for its 36-month term. The balance due under this lease as of December 31, 2016 was $3,680, and was repaid on schedule in 2017. Interest expense on this lease for the years ended December 31, 2017 and 2016 was $707 and $153, respectively.

Loan Payable

In November 2016, the Company entered into a 10-year loan agreement with a bank. A total of $22,381 was drawn upon this loan as of December 31, 2016. An additional $58,832 was drawn on the loan during the year ended December 31, 2017. The loan bears interest at 5.75% initially, subject to adjustment to WSJ Prime plus 2.25% after five years. The loan has a term of 10 years and matures in November 2026. The loan requires payments of $1,041 per month after interest only payments for the first 3 months. It is collateralized by substantially all assets of the Company and has an SBA guarantee on 85% of the loan balance. The Company's founders also provided personal guarantees against the loan and secondarily collateralized the loan against their personal real estate.

The outstanding balance as of December 31, 2017 and 2016 was $75,203 and $22,381, respectively. Interest expense on this loan totaled $3,862 and $107 for the years ended December 31, 2017 and 2016, respectively.

Future minimum principal payments on this loan is as follows as of December 31, 2017:

2018	$	8,754
2019		8,903
2020		9,429
2021		9,986
2022		10,575
Thereafter		27,556
Total	$	75,203

NOTE 5: MEMBERS' EQUITY

The Company denotes its ownership interests in membership units. During 2016, the Company issued 69,869 membership units for total capital contributions of $160,000. During 2017, the Company issued 91,701 membership units for total capital contributions of $207,778. As of December 31, 2017 and 2016, the Company had 932,198 and 840,497 membership units issued and outstanding, respectively.

Except as discussed in Note 4, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

Related Party Loan Payable

In June 2014, the Company's CEO and managing member loaned the Company $50,000 under a loan agreement with a five-year term, bearing interest at 12.75%, and requiring quarterly payments of $2,788. As of December 31, 2017 and 2016, $12,658 and $23,811, respectively, was outstanding under this loan obligation. Future principal payments due on the loan total $10,749 for 2018 and $1,909 for 2019. Interest expense on this loan for the years ended December 31, 2017 and 2016 was $849 and $1,276, respectively.

NOTE 7: LEASE OBLIGATIONS

In August 2016, the Company entered into a lease agreement for manufacturing space. The lease term is from September 1, 2016 to September 30, 2019. Monthly lease obligations under the lease ranged are $3,850 per month. Rent expense for the years ended December 31, 2017 and 2016 totaled $46,200 and $43,825, respectively. Future rent obligations under this lease agreement are $46,200 for 2018 and $34,650 for 2019.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through March 24, 2018, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.